BDO Dunwoody LLP Chartered Accountants and Advisors	600 Cathedral Place 925 West Georgia Street Vancouver, BC V6C 3L2 Telephone: (604) 688-5421 Fax: (604) 688-5132

March 11, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
U.S.A.

Dear Ladies and Gentlemen:

Re:  Laburnum Ventures Inc.

We are the former independent auditors for Laburnum Ventures Inc. (the “Company”).  We have read the Company’s disclosure in the section “Changes in Registrant’s Certifying Accountant” as included in Section 4.01 of the Company’s 8-K/A dated March 11, 2009 and are in agreement with the disclosure in that section, insofar as it pertains to our firm.

Yours truly,

/s/ BDO Dunwoody LLP

Chartered Accountants

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario